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                                                                    EXHIBIT 3(g)

                                  CATUITY INC.

                                     BYLAWS
                         [as amended September 1, 2004]


                                    ARTICLE 1

                            MEETINGS OF STOCKHOLDERS


     Section 3. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or by Certificate of Incorporation, may be called by the Board of Directors, the Chairman of the Board or the President, and shall be called by the President or the Secretary at the request in writing of stockholders owning a twenty percent (20%) interest of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall be sent to the President and the Secretary and shall state the purpose or purposes of the proposed meeting.